UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Vitru Limited

(Name of Issuer)

Common shares, par value US$0.00005 per share

(Title of Class of Securities)

G9440D103

(CUSIP Number)

November 9, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

**This Amendment No. 3 to Schedule 13G ("Amendment No. 3") hereby amends and restates in its entirety Schedule 13G filed by the Reporting Persons

on February 8, 2023 (the "Original Filing"). This Amendment No. 3 is being filed solely to disclose that the shares held by Mundi Holdings II, LLC were transferred to Fundo Brasil de Internacionalizacao de Empresas Fundo de Investimento em Participacoes Multiestrategia II ("FBIE II"). Additionally, this amendment No. 3 is being filed to disclose that FBIE II was the sole member of Mundi Holdings II, LLC, indicating this was a transfer to an affiliate, and there was no change to ultimate beneficial ownership.

CUSIP No.	G9440D103

1	Names of Reporting Persons
	SPX Private Equity Gestao de Recursos Ltda.

2	Check the appropriate box if a member of a Group (see instructions)
	(a) [ ] (b) [ ]

3	Sec Use Only

4	Citizenship or Place of Organization
	Brazil

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power
		2,082,157
	7	Sole Dispositive Power
	8	Shared Dispositive Power
		2,082,157

9	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,082,157

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
	[ ]

11	Percent of class represented by amount in row (9)
	5.8 (1)

12	Type of Reporting Person (See Instructions)

	IA, FI, CO

(1) **Based upon 35,864,201 total common shares as of October 31, 2023, as reported by Vitru's website.**

(1)

CUSIP No.	G9440D103

1	**Names of Reporting Persons** Fundo Brasil de Internacionalizacaoo de Empresas Fundo de Investimento em Participacoes Multiestrategia II
2	**Check the appropriate box if a member of a Group (see instructions)** (a) [ ] (b) [ ]
3	**Sec Use Only**
4	**Citizenship or Place of Organization** Brazil

Number of Shares Beneficially Owned by Each Reporting Person With:	5	**Sole Voting Power**	
	6	**Shared Voting Power** 2,082,157	
	7	**Sole Dispositive Power**	
	8	**Shared Dispositive Power** 2,082,157	

9	**Aggregate Amount Beneficially Owned by Each Reporting Person** 2,082,157
10	**Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)**

	[ ]
11	**Percent of class represented by amount in row (9)** 5.8 (1)
12	**Type of Reporting Person (See Instructions)** OO

(1)   Based upon 35,864,201 total common shares as of October 31, 2023, as reported by Vitru's website.

Item 1.

(a)   Name of Issuer: Vitru Limited

(b)   Address of Issuer's Principal Executive Offices: Rodovia Jose Carlos Daux, 5500, Torre Jurere A, 2nd floor, Saco Grande, Florianopolis, State of Santa Catarina, 88032-005, Brazil

Item 2.

(a)   Name of Person Filing: SPX Private Equity Gestao de Recursos Ltda.

(b)   Address of Principal Business Office or, if None, Residence: Avenida Brigadeiro Faria Lima, 3732, 21st floor, Itaim Bibi, Sao Paulo, State of Sao Paulo, Brazil 04538-132

(c)   Citizenship: Brazil

(d)   Title and Class of Securities: Common Shares, par value US$0.00005 per share ("Common Stock")

(e)   CUSIP No.:   G9440D103

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)   [_]   Broker or dealer registered under Section 15 of the Act;

    (b)   [_]   Bank as defined in Section 3(a)(6) of the Act;

    (c)   [_]   Insurance company as defined in Section 3(a)(19) of the Act;

    (d)   [_]   Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)   [_]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)   [_]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)   [_]   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)   [_]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   [_]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)   [_]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)   [_]   Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.   Ownership

(a)   Amount Beneficially Owned: 2,082,157

(b) Percent of Class: 5.8

(c) Number of shares as to which such person has:

    (i)   Sole power to vote or to direct the vote:

    (ii)   Shared power to vote or to direct the vote: 2,082,157

    (iii)   Sole power to dispose or to direct the disposition of:

    (iv)   Shared power to dispose or to direct the disposition of: 2,082,157

SPX Private Equity Gestao de Recursos Ltda. is a non-US investment adviser advising upon the shares beneficially owned by a non-US private investment fund. The filing of this Schedule 13G shall not be construed as an admission that the Investment Manager is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any shares covered by this Schedule 13G.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. **Ownership of more than Five Percent on Behalf of Another Person.**

Not applicable.

Item 7. **Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.**

Not applicable.

Item 8. **Identification and classification of members of the group.**

Not applicable.

Item 9. **Notice of Dissolution of Group.**

Not applicable.

Item 10. **Certifications.**

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ Katherine Albuquerque

Katherine Albuquerque/Chief Compliance Officer of SPX Private Equity Gestao de Recursos Ltda.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).